Exhibit 99.1

PRESS RELEASE

Cascades Inc.	Telephone: (819) 363-5100
404 Marie-Victorin Blvd., P.O.Box 30	Fax: (819) 363-5155
Kingsey Falls (Québec)
Canada J0A 1B0
www.cascades.com

Cascades announces its results for the third quarter of 2006

Kingsey Falls, Québec, November 8, 2006— Cascades Inc. (“Cascades”) (Symbol: CAS-TSX) reports net earnings of $10 million ($0.12 per share) for the quarter ended September 30, 2006 or $17 million ($0.21 per share) excluding specific items1. This compares to net earnings of $3 million ($0.04 per share) for the same period in 2005 or $2 million ($0.02 per share) excluding specific items1.

Financial Highlights

Selected consolidated information

(in millions of Canadian dollars, except per share amount)	Q3/2006	Q3/2005	Q2/2006
Sales	868	834	841
Operating income before depreciation and amortization (OIBD)[1]	75	52	85
Operating income from continuing operations	34	8	44
Net earnings	10	3	33
per common share	$0.12	$0.04	$0.41
Cash flow from operations from continuing operations [1]	53	43	56
per common share [1]	$0.66	$0.53	$0.69

Excluding specific items [1]
Operating income before depreciation and amortization (OIBD)	82	67	84
Operating income from continuing operations	41	23	43
Net earnings	17	2	16
per common share	$0.21	$0.02	$0.20
Cash flow from operations from continuing operations	57	48	56
per common share	$0.71	$0.59	$0.69

Note 1 - see the supplemental information on non-GAAP measures note.

Business highlights

•	Improved results in comparison to Q3 2005 due to:
	•	Generally higher prices, combined with increased shipments;
	•	Lower energy and depreciation expenses;
	•	Particular emphasis on cost reduction and less-performing assets:
• Definitive closure of a Specialty Products mill in Europe;
• Indefinite shutdown of sawmill operations in Quebec;
• Indefinite shutdown of the Fjordcell virgin pulp mill;
• Indefinite shutdown of the Red Rock linerboard mill in Northern Ontario (through the 50% interest in Norampac).
•	The return on assets of the last twelve months (excluding specific items) continues to rise, reaching 10% during the quarter; and
•	In the Boxboard Group in North America:
	•	The evolution of results continues in accordance with our expectations and established timeframes;
	•	The recently acquired Versailles coated recycled board mill was able to generate positive operating income before depreciation and amortization in the quarter.

Commenting on the quarterly results, Mr. Alain Lemaire, President and Chief Executive Officer stated: “We are pleased with the positive trend in our quarterly results which reflects our focus on less-performing assets, the partial implementation of price increases and generally higher shipments. While benefiting from relatively stable market conditions in our core segments of packaging and tissue, we have been able to reduce our cost structure and with the support of our employees, we will continue in this direction to better position ourselves for the future.”

Three-month period ended September 30, 2006

Taking into account business acquisitions that occurred over the last twelve months, sales increased by 4% during the third quarter of 2006 amounting to $868 million compared to $834 million in 2005. Operating income from continuing operations amounted to $34 million or $41 million when excluding specific items. This compares to an amount of $8 million earned for the same period last year or $23 million when excluding specific items1. Results from the Boxboard Group were particularly impacted by a lower contribution from the North-American sawmill and virgin pulp operations as well as by operational difficulties at the boxboard mill in La Rochette, France. The $10 million of net earnings earned during the third quarter includes, amongst others, an after-tax loss of $9 million which represents the closure costs of a specialty board mill located in France and a $2 million after-tax gain on the disposal of a non-core joint-venture interest.

Nine-month period ended September 30, 2006

Net earnings for the nine-month period ended September 30, 2006 were $49 million ($0.60 per share) or $39 million when excluding certain specific items ($0.48 per share). This compares with net earnings of $7 million ($0.09 per share) or $5 million when excluding certain specific items ($0.06 per share) for the corresponding period in 2005. Operating income from continuing operations amounted to $109 million or $113 million when excluding specific items. This compares to $61 million earned during the same period last year or $70 million when excluding specific items1.

Outlook

Mr. Alain Lemaire, President and Chief Executive Officer added: “We remain cautious with regard to our expectations for the next few months, given the uncertainty surrounding US business conditions as well as seasonal patterns normally associated with the fourth quarter. Furthermore, we intend to make every effort to realize synergies anticipated in relation to the recent transactions and improve the overall profitability in our Boxboard Group. We will also continue to be proactive in managing our costs by focusing on lessperforming assets while continuing to explore selective acquisition opportunities in our core segments.”

Dividend on common shares and normal course issuer bid

Cascades’ Board of Directors declared a quarterly dividend of $0.04 per share to be paid December 15, 2006 to shareholders of record at the close of business on December 1, 2006. Pursuant to its normal course issuer bid, the Company purchased during the third quarter 55,800 of its common shares for a total of 104,800 shares purchased for the first nine months of the year.

Supplemental information on non-GAAP measures

Operating income before depreciation, operating income, cash flow from operations and cash flow from operations per share are not measures of performance under Canadian GAAP. The Company includes operating income before depreciation, operating income, cash flow from operations and cash flow from operations per share because they are measures used by management to assess the operating and financial performance of the Company’s operating segments. Additionally, the Company believes that these items provide additional measures often used by investors to assess a company’s operating performance and its ability to meet debt service requirements. However, operating income before depreciation, operating income, cash flow from operations and cash flow from operations per share do not represent, and should not be used as a substitute for net earnings or cash flows from operating activities as determined in accordance with Canadian GAAP, and they are not necessarily an indication of whether cash flow will be sufficient to fund our cash requirements. In addition, our definition of operating income before depreciation, operating income, cash flow from operations and cash flow from operations per share may differ from those of other companies. Cash flow from operations is defined as cash flow from operating activities as determined in accordance with Canadian GAAP excluding the change in working capital components and cash flow from operations per share is determined by dividing cash flow from operations by the weighted average number of common shares of the period.

Operating income before depreciation excluding specific items, operating income excluding specific items, net earnings excluding specific items, net earnings per common share excluding specific items, cash flow from operations excluding specific items and cash flow from operations per share excluding specific items are non-GAAP measures. The Company believes that it is useful for investors to be aware of specific items that have adversely or positively affected its GAAP measures, and that the above mentioned non-GAAP measures provide investors with a measure of performance with which to compare its results between periods without regard to these specific items. The Company’s measures excluding specific items have no standardized meaning prescribed by GAAP and are not necessarily comparable to similar measures presented by other companies and therefore should not be considered in isolation.

Specific items are defined to include charges for impairment of assets, charges for facility or machine closures, debt restructuring charges, gains or losses on sale of business unit, unrealized gains or losses on derivative financial instruments that do not qualify for hedge accounting, foreign exchange gains or losses on long-term debt and other significant items of an unusual or non-recurring nature.

Net earnings, which is a performance measure defined by Canadian GAAP is reconciled below to operating income, operating income excluding specific items and operating income before depreciation excluding specific items:

(in millions of Canadian dollars)	Q3/2006	Q3/2005	Q2/2006
Net earnings	10	3	33
Net loss from discountinued operations	—	5	1
Share of results of significantly influenced companies	(2)	(1)	(1)
Provision for income taxes	5	2	4
Foreign exchange gain on long-term debt	—	(21)	(14)
Interest expense	21	20	21

Operating income	34	8	44
Specific items :
Unusual gains	(4)	—	—
Impairment loss on property, plant and equipment	7	6	—
Closure and restructuring costs	4	6	—
Unrealized loss (gain) on commodity derivative financial instruments	—	3	(1)
	7	15	(1)
Operating income - excluding specific items	41	23	43

Depreciation and amortization	41	44	41

Operating income before depreciation and amortization - excluding specific items	82	67	84

The following table reconciles net earnings and net earnings per share to net earnings excluding specific items and net earnings per share excluding specific items:

	Net earnings			Net earnings per share [2]
(in millions of Canadian dollars, except amount per share)	Q3/2006	Q3/2005	Q2/2006	Q3/2006	Q3/2005	Q2/2006
As per GAAP	10	3	33	$0.12	$0.04	$0.41
Specific items :
Unusual gains	(4)	—	—	$(0.02)	$—	$—
Impairment loss on property, plant and equipment	7	6	—	$0.08	$0.05	$—
Closure and restructuring costs	4	6	—	$0.04	$0.05	$—
Unrealized loss (gain) on commodity derivative financial instruments	—	3	(1)	$—	$0.02	$(0.01)
Foreign exchange gain loss on long-term debt	—	(21)	(14)	$(0.01)	$(0.21)	$(0.15)
Included in discountinued operations	—	8	1	$—	$0.07	$0.01
Adjustment of statutory tax rate	—	—	(5)	$—	$—	$(0.06)
Tax effect on specific items	—	(3)	2
	7	(1)	(17)	$0.09	$(0.02)	$(0.21)
Excluding specific items	17	2	16	$0.21	$0.02	$0.20

Note 2 - specific amounts per share are calculated on an after-tax basis.

The following table reconciles cash flow from operations and cash flow from operations per share to cash flow from operations excluding specific items and cash flow from operations per share excluding specific items:

	Cash flow from operations			Cash flow from operations per share
(in millions of dollars, except amounts per share)	Q3/2006	Q3/2005	Q2/2006	Q3/2006	Q3/2005	Q2/2006
Cash flow provided by operating activities	69	44	34
Changes in non-cash working capital components	(16)	(1)	22
Cash flow from operations	53	43	56	$0.66	$0.53	$0.69
Specific items :
Closure and restructuring costs	4	5	—	$0.05	$0.06	—
Excluding specific items	57	48	56	$0.71	$0.59	$0.69

Founded in 1964, Cascades produces, transforms and markets packaging products, tissue paper and fine papers, composed mainly of recycled fibres. Cascades employs nearly 14 300 men and women who work in some 120 modern and flexible production units located in North America and Europe. Cascades’ management philosophy, its more than 40 years of experience in recycling, its continued efforts in research and development are strengths which enable the company to create new products for its customers. The Cascades shares trade on the Toronto stock exchange under the ticker symbol CAS.

Certain statements in this release, including statements regarding future results and performance, are forward-looking statements (as such term is defined under the Private Securities Litigation Reform Act of 1995) based on current expectations. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions, decreases in demand for the Company’s products, increases in raw material costs, fluctuations in selling prices and adverse changes in general market and industry conditions and other factors listed in the Company’s Securities and Exchange Commission filings.

For further information:	Source:

MEDIA	Mr. Christian Dubé
Mr. Hubert Bolduc	Vice-President and Chief Financial Officer
Vice-President, Communications
and Public Affairs
(514) 912-3790

INVESTORS
Mr. Marc Jasmin, C.M.A.
Director, Investor relations
(514) 282-2681

Consolidated Balance Sheets

(in millions of Canadian dollars)

		As at September 30,	As at December 31,
	Note	2006	2005
		(unaudited)
Assets

Current assets
Cash and cash equivalents		23	43
Accounts receivable		534	545
Inventories		472	537
		1,029	1,125
Property, plant and equipment		1,494	1,562
Other assets	7	260	233
Goodwill		125	126
		2,908	3,046

Liabilities and shareholders’ equity

Current liabilities
Bank loans and advances		52	44
Accounts payable and accrued liabilities		480	543
Current portion of long-term debt	8	8	8
		540	595
Long-term debt	8	1,176	1,289
Other liabilities	9	251	265
		1,967	2,149
Shareholders’ equity
Capital stock	12	267	264
Retained earnings		707	669
Cumulative translation adjustments		(33)	(36)
		941	897
		2,908	3,046

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

Consolidated Statements of Earnings

(in millions of Canadian dollars, except per share amounts)
(unaudited)

		For the 3-month periods		For the 9-month periods
		ended September 30,		ended September 30,
	Note	2006	2005	2006	2005
			(note 2)		(note 2)

Sales		868	834	2,527	2,498
Cost of sales and expenses
Cost of sales (exclusive of depreciation and amortization shown below)	11	708	691	2,061	2,060
Depreciation and amortization		41	44	122	131
Selling and administrative expenses		78	76	229	237
Impairment loss on property, plant and equipement	4	7	6	7	8
Closure and restructuring costs	4	4	6	8	6
Loss (gain) on commodity derivative financial instruments	5	—	3	(5)	5
Unusual gains	6 b)	(4)	—	(4)	(10)
		834	826	2,418	2,437
Operating income from continuing operations		34	8	109	61

Interest expense		21	20	63	59
Gain on derivative financial instruments		—	—	—	(2)
Foreign exchange gain on long-term debt		—	(21)	(14)	(12)
		13	9	60	16
Provision for income taxes		5	2	13	4
Share of results of significantly influenced companies		(2)	(1)	(6)	(3)
Net earnings from continuing operations		10	8	53	15
Net loss from discountinued operations	2	—	(5)	(4)	(8)
Net earnings for the period		10	3	49	7
Basic and diluted net earnings from continuing operations per common share		$0.12	$0.11	$0.65	$0.19
Basic and diluted net earnings per common share		$0.12	$0.04	$0.60	$0.09
Weighted average number of common shares outstanding		80,796,541	81,050,628	80,801,031	81,238,285

Consolidated Statement of Retained Earnings

(in millions of Canadian dollars)

(unaudited)

	For the 3-month periods		For the 9-month periods
	ended September 30,		ended September 30,
	2006	2005	2006	2005
Balance - beginning of period	701	779	669	783
Net earnings for the period	10	3	49	7
Dividends	(3)	(3)	(10)	(10)
Excess of redemption price over paid-up capital	(1)	(3)	(1)	(4)
Balance - end of period	707	776	707	776

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

Consolidated Statements of Cash Flows

(in millions of Canadian dollars)

(unaudited)

		For the 3-month periods		For the 9-month periods
		ended September 30,		ended September 30,
	Note	2006	2005	2006	2005
			(note 2)		(note 2)
OPERATING ACTIVITIES FROM CONTINUING OPERATIONS
Net earnings from continuing operations		10	8	53	15
Adjustments for
Depreciation and amortization		41	44	122	131
Impairment loss on property, plant and equipement		7	6	7	8
Closure and restructuring costs		—	1	—	1
Unrealized loss (gain) on commodity derivative financial instruments	5	—	3	(7)	5
Unusual gains		(4)	—	(4)	(10)
Foreign exchange gain on long-term debt		—	(21)	(14)	(12)
Future income taxes		(1)	1	(9)	(17)
Share of results of significantly influenced companies		(2)	(1)	(6)	(3)
Others		2	2	5	4
		53	43	147	122
Change in non-cash working capital components		16	1	(39)	(108)
		69	44	108	14
INVESTING ACTIVITIES FROM CONTINUING OPERATIONS
Purchase of property, plant and equipment		(31)	(29)	(75)	(90)
Proceed from disposal of property, plant and equipment		—	—	—	19
Purchase of other assets		(11)	(7)	(10)	(11)
Business acquisitions, net of cash acquired	6 a)	(16)	—	(30)	(8)
Business disposals, net of cash disposed	6 b)	8	—	8	—
		(50)	(36)	(107)	(90)
FINANCING ACTIVITIES FROM CONTINUING OPERATIONS
Bank loans and advances		4	(8)	8	(7)
Change in revolving credit facilities		(14)	13	(66)	153
Increase in other long-term debt		1	—	2	1
Payments of other long-term debt		(2)	(2)	(8)	(64)
Net proceeds from issuance of shares and others		—	—	1	—
Redemption of common shares	12	—	(4)	(1)	(6)
Dividends		(3)	(3)	(10)	(10)
		(14)	(4)	(74)	67
Change in cash and cash equivalents during the period from continuing operations		5	4	(73)	(9)
Change in cash and cash equivalents from discountinued operations, including proceeds on disposal	2	(3)	5	54	19
Change in cash and cash equivalents during the period		2	9	(19)	10
Translation adjustments on cash and cash equivalents		2	(4)	(1)	(3)
Cash and cash equivalents - Beginning of period		19	32	43	30
Cash and cash equivalents - End of period		23	37	23	37

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

Notes to Interim Consolidated Financial Statements

(tabular amounts in millions of Canadian dollars)

(unaudited)

NOTE 1—ACCOUNTING POLICIES

These unaudited interim consolidated financial statements and the notes thereto have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) with the exception that they do not conform in all material respects to the requirement of GAAP for annual financial statements. These financial statements should be read in conjunction with the most recent annual financial statements of the Company as they have been prepared using the same accounting policies.

NOTE 2—DISCOUNTINUED OPERATIONS

During the fourth quarter of 2004, the Company decided to initiate a divestiture plan for its distribution activities in the Fine papers and Tissue papers segments. In addition, as announced in 2005, the Company ceased its operations at its Fine papers Thunder Bay, Ontario mill on January 21,2006.Consequently, the assets, liabilities, earnings and cash flows from these activities for the current period and for all comparative periods, are classified as discountinued operations. The comparative financial information of 2005 has been restated to reflect this change. As further described in note 6, the Company sold the distribution activities of its Fine papers segment. Financial information relating to these discountinued operations is as follows:

	September 30,	December 31,
	2006	2005
Condensed balance sheet
Current assets	—	158
Long-term assets	—	34
Current liabilities	—	44

	For the 3-month periods ended		For the 9-month periods ended
	September 30,		September 30,
	2006	2005	2006	2005
Condensed statement of earnings
Sales	—	137	78	429
Operating loss [1]	—	(7)	(5)	(7)
Interest expense	—	2	1	5
Recovery of income taxes	—	(4)	(2)	(4)
Net loss from discountinued operations	—	(5)	(4)	(8)
Net loss per share from discountinued operations	$—	$(0.07)	$(0.05)	$(0.10)

Condensed statement of cash flows
Cash flows from operating activities	(3)	5	(23)	6
Cash flows from investing activities (note 6 b))	—	—	77	14
Cash flows from financing activities	—	—	—	(1)

1                      Includes a provision for restructuring and closure costs in the amount of $3 million for 9-month period of 2006 and $6 million in 2005.

NOTE 3 - MEASUREMENT UNCERTAINTY

The Company evaluates the net book value of its long-lived assets when events or changes in circumstances indicate that the net book value of the assets may not be recoverable. To evaluate long-lived assets, the Company determines if the undiscounted future cash flows from operating activities exceed the net book value of the assets at the valuation date. Estimates of future cash flows and fair value are based on judgment and could change.

On June 29, 2006, the Company announced that it ceased operations at its FjordCell pulp mill of the Boxboard group for an indefinite period of time. The business environment which has been marked by a strong appreciation of the Canadian dollar compared to the US dollar as well as high wood and energy costs dictates this course of action. The Company is monitoring the situation closely and is committed to re-evaluating the situation should conditions affecting operating costs, the exchange rate and the selling price improve. Given this indefinite period, the uncertainty of the operating cost and the impairment test performed, no impairment charge was recorded on the net book value of the property, plant and equipment, which stood at $46 million as at September 30, 2006.

On August 30, 2006, a joint venture of the Company announced that it ceased operations at its Red Rock, Ontario containerboard mill for an indefinite period of time due to unfavorable economic factors such as high fiber supply and energy costs and the strong appreciation of the Canadian dollar compared to the US dollar. Production ceased on October 3, 2006. Given this indefinite period and the impairment test performed, no impairment charge was recorded on the net book value of the property, plant and equipment, which stood at $95 million (our share is $48 million) as at September 30, 2006. No closure and restructuring costs were recorded in this period.

NOTE 4 - CLOSURE AND RESTRUCTURING COSTS

In 2005 and 2006, the Company and a joint venture of the company announced the permanent or temporary shutdown of certains operating units and production equipment. Following these closures, the Company and a joint venture of the company recorded, in 2006, additional restructuring and closure costs related to the boxboard segment for $1 million, the containerboard segment for $1 million (representing the Company’s share) and to the fine papers segment for $6 million ($3 million of which is included in discountinued operations).

On August 24, 2006, the Company announced the permanent shut down of one of its specialty board mill located in France of the Specialty Products Group. The Company thus recorded an impairment loss on property, plant and equipment of $7 million and closure and restructuring costs of $3 million.

The following table provides a reconciliation of all closure and restructuring cost provisions:

	For the 3-month periods ended		For the 9-month periods ended
	September 30,		September 30,
	2006	2005	2006	2005
Balance at beginning of period	39	—	55	—
Additionnal provision
Severance and pension liability	4	10	11	10
Write-down of inventories	—	2	—	2
Non-monetary items	—	(2)	—	(2)
Payments	(3)	(2)	(26)	(2)

Balance at end of period	40	8	40	8

NOTE 5 - LOSS (GAIN) ON COMMODITY DERIVATIVE FINANCIAL INSTRUMENTS

	For the 3-month periods ended		For the 9-month periods ended
	September 30,		September 30,
	2006	2005	2006	2005
Realized loss on commodity derivatives financial instruments	—	—	2	—
Unrealized loss (gain) on commodity derivative financial instruments	—	3	(7)	5
	—	3	(5)	5

NOTE 6 - BUSINESS ACQUISITIONS AND DISPOSALS

a) On April 25, 2006 the Company’s packaging segment announced that it has acquired certain assets from the paperboard division of Simkins Industries «Simkins» located in Ridgefield, New Jersey and in New Haven, Connecticut, for $14 million (US$ 12.5 million). On July 19 and August 7,2006,the Company’s completed the acquisition of the assets of Caraustar Industries’s two coated recycled boxboard mills located in Sprague, Connecticut and Rittman, Ohio for a total purchase price of $18 million (US$ 15 million). The Sprague mill will now operate under the name of Versailles. The Simkins and Rittman mills have been closed by Simkins and Caraustar.

In 2006, a joint venture finalized the allocation of the purchase price relating to the acquisition of three corrugated plants from SPB Canada in 2005. The purchase price was reduced by $3.5 million (the Company’s share amounted to $2 million). Accordingly, the amounts disclosed in the table below represent the adjustments required to the allocation prepared in 2005.

The following allocation of the purchase price to the identifiable assets acquired and liabilities assumed, which is not finalized, except for SPB, resulted in a deductible goodwill of $ 7 million (US$ 6 million) and a reduction of $6 million following the SPB adjustment.

Acquired company	Simkins	Sprague	SPB
Business segment	Packaging	Packaging	Packaging	Total
Accounts receivable	—	7	(2)	5
Inventory	—	4	—	4
Property, plant and equipment	—	13	—	13
Customer relationship and client lists	11	—	4	15
Goodwill	7	—	(6)	1
	18	24	(4)	38
Acounts payable and accrued liabilities	—	(6)	—	(6)
Other liabilities	(4)	—	2	(2)
Total consideration paid	14	18	(2)	30

NOTE 6 - BUSINESS ACQUISITIONS AND DISPOSALS

b) On February 28, 2006, the Company sold the distribution activities of its Fine papers segment for a total estimated consideration of $87 million. Of the total selling price, $77 million was received at this date and the balance will be received at the final closing date which is expected to take place before the end of the year. These assets were recorded at their net estimated realizable value at the end of 2005 and no further adjustment was required in 2006 based on the estimated considerations above. On September 7, 2006, the Company disposed of its investment in a joint venture of its Boxboard Group for a consideration of $11 million (US$10 million) of which $9 million (US$8 million) was received at closing and $2 million (US$2 million) will be received over the next two years. The Company realized a gain of $4 million before income tax of $2 million.

Assets and liabilities at the time of disposal where as follows:

Business segment	Fine papers	Packaging	Total
	(note 2)
Accounts receivable	56	4	60
Inventories	49	3	52
Property, plant and equipment	5	4	9
	110	11	121
Accounts payable and accrued liabilities	(23)	(3)	(26)
Long-term debt	—	(2)	(2)
	87	6	93
Gain on disposal	—	4	4
Balance of sale price, classified as receivables	(10)	(2)	(12)
Total consideration received, net of cash disposed	77	8	85

NOTE 7 - OTHER ASSETS

	September 30,	December 31,
	2006	2005
Investments in significantly influenced companies	105	90
Other investments	10	8
Deferred charges	32	36
Employee future benefits	49	46
Fair value of derivative financial instruments	1	—
Customer relationship and client lists	49	38
Other finite-life intangible assets	14	15
	260	233

NOTE 8 - LONG-TERM DEBT

	September 30,	December 31,
	2006	2005
7.25% unsecured senior notes	753	787
Revolving and term credit facility	217	267
Other debt from subsidiaries	26	30
Other debt from joint ventures	188	213
	1,184	1,297
Current portion	8	8
	1,176	1,289

NOTE 9 - OTHER LIABILITIES

	September 30,	December 31,
	2006	2005
Employee future benefits	85	85
Future income taxes	147	160
Unrealized gain on derivative financial instruments	1	6
Legal settlement	10	10
Other	8	4
	251	265

NOTE 10 - INTERESTS IN JOINT VENTURES

The major components of the interests in joint ventures in the consolidated financial statements are as follow:

	September 30,	December 31,
	2006	2005
Consolidated balance sheets
Current assets	224	224
Long-term assets	487	486
Current liabilities	101	101
Long-term debt, net of current portion	187	212
Cash and cash equivalents	9	18
Total assets	711	710
Total debt	196	222

	For the 3-month periods ended		For the 9-month periods ended
	September 30,		September 30,
	2006	2005	2006	2005
Consolidated statements of earnings
Sales	197	182	572	570
Depreciation and amortization	8	9	25	26
Operating income	30	15	64	49
Interest expense	4	4	11	10
Net earnings (loss)	18	(1)	46	19
Consolidated statements of cash flows
Operating activities	18	21	30	38
Investing activities	(5)	(7)	(21)	(17)
Financing activities	(15)	(7)	(19)	(8)
Additionnal information
Dividends received by the Company from joint ventures	3	—	18	16

NOTE 11 - ADDITIONAL INFORMATION

	For the 3-month periods ended		For the 9-month periods ended
	September 30,		September 30,
	2006	2005	2006	2005
(a) Cost of sales
Foreign exchange gain	—	—	—	1

(b) Employee future benefits expenses
Defined benefit pension plans	3	3	9	9
Other employee future benefit plans	2	2	6	6
Defined contribution pension plans	1	1	3	3

(c) Supplemental disclosure
Depreciation of property, plant and equipment	39	42	117	128
Amortization of other assets	2	2	5	4
Amortization of deferred financing cost included in interest expense	1	1	3	3
Interest paid	32	33	72	75
Income taxes paid (received)	(2)	(2)	2	19

NOTE 12 - CAPITAL STOCK

As at September 30, 2006, the capital stock issued and outstanding consisted of 80,774,701 common shares (80,818,540 as at December 31, 2005).As at September 30, 2006, 2,419,111 stock options were issued and outstanding (2,115,167 as at December 31, 2005). During the period, 60,961 options were exercised and 52,511 were forfeited. In addition, the Company issued 417,416 options at an exercice price of $11.49.

In 2006, in the normal course of business, the Company renewed its redemption program of a maximum of 4,040,417 common shares with the Toronto Stock Exchange which represents approximately 5% of issued and outstanding common shares. The redemption authorization is valid from March 13, 2006 to March 12, 2007. As of September 30, 2006, the Company redeemed 104,800common shares under this redemption program for a consideration of approximately $1.3 million.

NOTE 13 - SUBSEQUENT EVENT

On October 6, 2006, the Company announced the temporary shut down of the Scierie Lemay sawmill of the Boxboard Group due to the conditions prevailing in the lumber market. Given this indefinite period, no impairment charge was recorded on the net book value of the property, plant and equipment and other assets, which stood at $27 million as at September 30, 2006. In addition, this unit should received in the fourth quarter of 2006and amount of approximately $3.5 million following the conclusion of the softwood lumber agreement between the Canadian and American goverments.

Selected Segmented Information
(in millions of Canadian dollars)
(unaudited)

	For the 3-month periods ended		For the 9-month periods ended
	September 30,		September 30,
	2006	2005	2006	2005
		(note 2)		(note 2)

Sales
Packaging products
Boxboard
Manufacturing	187	167	526	522
Converting	186	183	555	532
Eliminations and others	(11)	(8)	(17)	(13)
	362	342	1,064	1,041
Containerboard (1)
Manufacturing	87	79	255	256
Converting	132	125	383	374
Eliminations and others	(55)	(44)	(159)	(139)
	164	160	479	491
Specialty products	128	127	381	388
Eliminations	(12)	(9)	(36)	(34)
	642	620	1,888	1,886
Tissue papers
Manufacturing and Converting	194	187	545	532
Distribution	—	—	—	22
Eliminations	—	—	—	(9)
	194	187	545	545
Fine papers
Manufacturing	44	81	147	245
Distribution	—	106	68	320
Eliminations	—	(8)	—	(26)
	44	179	215	539
Eliminations	(12)	(15)	(43)	(43)
Discountinued operations	—	(137)	(78)	(429)
Consolidated total	868	834	2,527	2,498

(1) The Company’s containerboard business consists entirely of its interest in Norampac Inc., a joint venture.

Selected Segmented Information
(in millions of Canadian dollars)
(unaudited)

	For the 3-month periods ended		For the 9-month periods ended
	September 30,		September 30,
	2006	2005	2006	2005
		(note 2)		(note 2)

Operating income (loss) before depreciation and amortization and operating income from continuing operations

Packaging products
Boxboard
Manufacturing	(4)	(1)	—	7
Converting	18	14	50	41
Others	(2)	2	(5)	(1)
	12	15	45	47
Containerboard (1)
Manufacturing	12	(14)	32	(5)
Converting	12	11	35	37
Others	6	2	8	7
	30	(1)	75	39
Specialty products	—	8	21	29
	42	22	141	115
Tissue papers
Manufacturing and Converting	34	27	92	74
Distribution	—	—	—	2
	34	27	92	76
Fine papers
Manufacturing	1	(11)	(5)	(19)
Distribution	—	3	—	8
	1	(8)	(5)	(11)
Corporate	(2)	4	(2)	6
Discountinued operations	—	7	5	6

Operating income before depreciation and amortization from continuing operations	75	52	231	192

Depreciation and amortization
Boxboard	(17)	(19)	(51)	(57)
Containerboard (1)	(9)	(10)	(29)	(29)
Specialty products	(5)	(5)	(13)	(16)
Tissue papers	(9)	(9)	(28)	(27)
Fine papers	(3)	(3)	(7)	(9)
Corporate and eliminations	2	2	6	6
Discountinued operations	—	—	—	1
	(41)	(44)	(122)	(131)
Operating income from continuing operations	34	8	109	61

(1) The Company’s containerboard business consists entirely of its interest in Norampac Inc., a joint venture.

Selected Segmented Information
(in millions of Canadian dollars)
(unaudited)

	For the 3-month periods ended		For the 9-month periods ended
	September 30,		September 30,
	2006	2005	2006	2005
		(note 2)		(note 2)
Purchase of property, plant and equipment
Packaging products
Boxboard
Manufacturing	2	2	4	6
Converting	7	4	19	17
Others	—	—	2	2
	9	6	25	25
Containerboard (1)
Manufacturing	1	4	9	7
Converting	2	2	8	8
Others	1	—	1	4
	4	6	18	19
Specialty products	4	3	8	8
	17	15	51	52
Tissue papers
Manufacturing and Converting	11	12	16	29
Distribution	—	—	—	—
	11	12	16	29
Fine papers
Manufacturing	1	2	4	7
Distribution	—	—	—	—
	1	2	4	7
Corporate	2	—	4	2
Discountinued operations	—	—	—	—
Consolidated total	31	29	75	90

(1) The Company’s containerboard business consists entirely of its interest in Norampac Inc., a joint venture.

Additional information
(in millions of Canadian dollars, except shipments and share information)
(unaudited)

	For the 3-month periods ended		For the 9-month periods ended
	September 30,		September 30,
	2006	2005	2006	2005

Common shares — Toronto Stock Exchange
High	$12.85	$11.65	$12.85	$13.95
Low	$11.09	$8.05	$9.66	$8.05
Volume	8,606,000	6,163,000	19,407,000	17,732,000
Shipments (in thousands)
Packaging products
Manufacturing (s.t.)
Boxboard	262	224	734	660
Containerboard (1)	176	178	536	541
Specialty products (paper only)	48	51	148	149
Converting (square feet)
Containerboard (1)	1,724	1,739	5,149	5,160
Tissue papers (s.t.)	118	111	336	314
Fine papers (s.t.)
Uncoated papers	35	30	106	89
Coated papers	—	38	15	115

(1) The Company’s containerboard business consists entirely of its interest in Norampac Inc., a joint venture.

Supplemental information on non-GAAP measure

Operating income before depreciation and amortization and operating income are not measures of performance under Canadian GAAP. The Company includes operating income before depreciation and amortization and operating income because they are the measures used by management to assess the operating and financial performance of the Company’s operating segments. As well, the Company believes that operating income before depreciation and amortization and operating income provides an additional measure often used by investors to assess a company’s operating performance and its ability to meet debt service requirements. However, operating income before depreciation and amortization and operating income do not represent, and should not be used as a substitute for net earnings or cash flows from operations as determined in accordance with Canadian GAAP and operating income before depreciation and amortization and operating income are not necessarily an indication of whether cash flow will be sufficient to fund our cash requirements.

In addition, our definition of operating income before depreciation and amortization and operating income may differ from that of other companies. Net earnings, which is a performance measure define by Canadian GAAP is reconcilied below to operating income and to operating income before depreciation and amortization:

	For the 3-month periods ended		For the 9-month periods ended
	September 30,		September 30,
	2006	2005	2006	2005
Net earnings for the period	10	3	49	7
Net loss from discountinued operations	—	5	4	8
Share of results of significantly influenced companies	(2)	(1)	(6)	(3)
Provision for income taxes	5	2	13	4
Foreign exchange gain on long-term debt	—	(21)	(14)	(12)
Gain on derivative financial instruments	—	—	—	(2)
Interest expense	21	20	63	59

Operating income from continuing operations	34	8	109	61

Depreciation and amortization	41	44	122	131

Operating income before depreciation and amortization	75	52	231	192